SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                              SCANVEC AMIABLE, LTD.

                                (NAME OF ISSUER)


              ORDINARY SHARES, NOMINAL VALUE 1.0 NEW ISRAELI SHEKEL

                         (TITLE OF CLASS OF SECURITIES)

                                    M82400108

                                 (CUSIP NUMBER)

                                   DAN PURJES
                               ROCKWOOD GROUP LLC
                                830 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 922-2083

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                  APRIL 7, 2004

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX / /.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D

CUSIP  NO M82400108
---------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       ROCKWOOD GROUP LLC
       IRS NO.: 22-3860770
---------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                        (A)   /X/
     MEMBER OF A GROUP                                     (B)   / /
    (SEE INSTRUCTIONS)
---------------------------------------------------------------------
(3)  SEC  USE  ONLY
---------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   WC
---------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                        / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(D)  OR  2(E)

---------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       DELAWARE

---------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH
REPORTING  PERSON      ----------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER

                              1,141,000
                       ----------------------------------------------
                           (9) SOLE DISPOSITIVE POWER


                       ----------------------------------------------
                          (10) SHARED DISPOSITIVE POWER

                              1,141,000

---------------------------------------------------------------------
(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON

                              1,141,000
---------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11)            / /
      EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)
---------------------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

                              16.85%
---------------------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)

                              OO
---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP  NO M82400108
---------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       X SECURITIES LTD.
       IRS NO.: 98-0208338
---------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                          (A) /X/
     MEMBER OF A GROUP                                       (B) / /
     (SEE INSTRUCTIONS)

---------------------------------------------------------------------
(3)  SEC  USE  ONLY
---------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   WC
---------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                        / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(D)  OR  2(E)

---------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       BRITISH VIRGIN ISLANDS

---------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH
REPORTING  PERSON      ----------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER

                              1,141,000
                       ----------------------------------------------
                           (9) SOLE DISPOSITIVE POWER


                       ----------------------------------------------
                          (10) SHARED DISPOSITIVE POWER

                              1,141,000

---------------------------------------------------------------------
(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON

                              1,141,000
---------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) /
      EXCLUDES  CERTAIN  SHARES
      (SEE INSTRUCTIONS)
---------------------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

                              16.85%
---------------------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)

                              CO
---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP  NO M82400108
---------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Y SECURITIES LTD.
       IRS NO.: 06-1275377
---------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                          (A) /X/
     MEMBER OF A GROUP                                       (B) / /
     (SEE INSTRUCTIONS)
---------------------------------------------------------------------
(3)  SEC  USE  ONLY
---------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   WC
---------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                        / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(D)  OR  2(E)

---------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       BRITISH VIRGIN ISLANDS

---------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH
REPORTING  PERSON      ----------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER

                              1,141,000
                       ----------------------------------------------
                           (9) SOLE DISPOSITIVE POWER


                       ----------------------------------------------
                          (10) SHARED DISPOSITIVE POWER

                              1,141,000

---------------------------------------------------------------------
(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON

                              1,141,000
---------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) /
      EXCLUDES  CERTAIN  SHARES
      (SEE INSTRUCTIONS)
---------------------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

                              16.85%
---------------------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)

                              CO
---------------------------------------------------------------------


ITEM  1.     SECURITY  AND  ISSUER.

             THIS  STATEMENT  ON SCHEDULE  13D RELATES TO THE  ORDINARY  SHARES,
NOMINAL VALUE 1.0 NEW ISRAELI SHEKEL PER SHARE ("ORDINARY SHARES") OF SCANVEC AMIABLE, LTD., AN ISRAEL CORPORATION ("SCANVEC"). THE PRINCIPAL EXECUTIVE OFFICES OF SCANVEC ARE LOCATED AT INTERNATIONAL PLAZA TWO, SUITE 625, PHILADELPHIA, PENNSYLVANIA 19113-1518.

ITEM  2.     IDENTITY  AND  BACKGROUND.

             THE PERSONS FILING THIS SCHEDULE ARE ROCKWOOD GROUP, LLC, X SECURITIES LTD. AND Y SECURITIES LTD. SUCH FILING PERSONS MAY BE DEEMED TO BE A "GROUP" WITHIN THE MEANING OF RULE 13D-5 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SET FORTH BELOW IS CERTAIN INFORMATION RELATING TO THESE FILING PERSONS AND, WITH RESPECT TO SUCH PERSONS, INFORMATION RELATING TO THEIR RESPECTIVE MEMBERS, DIRECTORS AND EXECUTIVE OFFICERS:

          ROCKWOOD GROUP LLC

             (a) NAME: ROCKWOOD GROUP LLC

             (b) ADDRESS: 830 THIRD AVENUE, NEW YORK, NEW YORK 10022

             (c) PRINCIPAL BUSINESS: THE PRINCIPAL BUSINESS OF ROCKWOOD GROUP LLC IS TO ACQUIRE, HOLD AND VOTE THE EQUITY SECURITIES ISSUED BY THE ISSUER.

             (d), (e) CERTAIN PROCEEDINGS: DURING THE LAST FIVE YEARS, ROCKWOOD GROUP LLC HAS NOT BEEN THE SUBJECT OF ANY TYPE OF PROCEEDING SPECIFIED IN ITEMS 2(d) AND 2(e) OF SCHEDULE 13D.

             (f) CITIZENSHIP: ROCKWOOD GROUP LLC IS A DELAWARE LIMITED LIABILITY COMPANY.


          X SECURITIES LTD.

             (a) NAME: X SECURITIES LTD.

             (b) ADDRESS: 830 THIRD AVENUE, NEW YORK, NEW YORK 10022

             (c) PRINCIPAL BUSINESS: THE PRINCIPAL BUSINESS OF X SECURITIES LTD. IS TO ACQUIRE, HOLD AND VOTE THE EQUITY SECURITIES ISSUED BY THE ISSUER.

             (d), (e) CERTAIN PROCEEDINGS: DURING THE LAST FIVE YEARS, X SECURITIES LTD. HAS NOT BEEN THE SUBJECT OF ANY TYPE OF PROCEEDING SPECIFIED IN ITEMS 2(d) AND 2(e) OF SCHEDULE 13D.

             (f) CITIZENSHIP: X SECURITIES LTD. IS A BRITISH VIRGIN ISLANDS COMPANY DELAWARE LIMITED LIABILITY COMPANY.


          Y SECURITIES LTD.

             (a) NAME: Y SECURITIES LTD.

             (b) ADDRESS: 830 THIRD AVENUE, NEW YORK, NEW YORK 10022

             (c) PRINCIPAL BUSINESS: THE PRINCIPAL BUSINESS OF Y SECURITIES LTD. IS TO ACQUIRE, HOLD AND VOTE THE EQUITY SECURITIES ISSUED BY THE ISSUER.

             (d), (e) CERTAIN PROCEEDINGS: DURING THE LAST FIVE YEARS, Y SECURITIES LTD. HAS NOT BEEN THE SUBJECT OF ANY TYPE OF PROCEEDING SPECIFIED IN ITEMS 2(D) AND 2(E) OF SCHEDULE 13D.

             (f) CITIZENSHIP: Y SECURITIES LTD. IS A BRITISH VIRGIN ISLANDS COMPANY.


          MEMBERS OF ROCKWOOD GROUP LLC

             DAN PURJES IS THE CONTROLLING MEMBER OF ROCKWOOD GROUP AND IS THE MANAGING MEMBER OF ROCKWOOD GROUP LLC. MR. PURJES IS A CITIZEN OF THE UNITED STATES OF AMERICA.

          DIRECTORS AND EXECUTIVE OFFICERS OF X SECURITIES LTD.

             DAN PURJES, WHOSE BUSINESS ADDRESS IS 830 THIRD AVENUE, NEW YORK, NEW YORK 10022, IS A DIRECTOR AND HAS OVERALL MANAGEMENT RESPONSIBILITY FOR THE MANAGEMENT OF X SECURITIES LTD. DURING THE PAST FIVE (5) YEARS, MR. PURJES HAS NOT BEEN THE SUBJECT OF ANY TYPE OF LEGAL PROCEEDING SPECIFIED IN ITEMS 2(D) AND 2(E) OF SCHEDULE 13D. MR. PURJES IS A CITIZEN OF THE UNITED STATE OF AMERICA.

          DIRECTORS AND EXECUTIVE OFFICERS OF Y SECURITIES LTD.

             DAN PURJES, WHOSE BUSINESS ADDRESS IS 830 THIRD AVENUE, NEW YORK, NEW YORK 10022, IS A DIRECTOR AND HAS OVERALL MANAGEMENT RESPONSIBILITY FOR THE MANAGEMENT OF Y SECURITIES LTD. DURING THE PAST FIVE (5) YEARS, MR. PURJES HAS NOT BEEN THE SUBJECT OF ANY TYPE OF LEGAL PROCEEDING SPECIFIED IN ITEMS 2(D) AND 2(E) OF SCHEDULE 13D. MR. PURJES IS A CITIZEN OF THE UNITED STATE OF AMERICA.


ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

             THIS STATEMENT ON SCHEDULE 13D RELATES TO: (I) THE ACQUISITION BY ROCKWOOD GROUP LLC OF 896,426 ORDINARY SHARES ON APRIL 7, 2004 IN PRIVATE TRANSACTIONS WITH EXISTING SHAREHOLDERS OF THE ISSUER FOR AN AGGREGATE PURCHASE PRICE OF $761,962.10, FOR WHICH ROCKWOOD GROUP LLC USED ITS AVAILABLE WORKING CAPITAL IN MAKING SUCH PURCHASES; (II) THE ACQUISITION BY X SECURITIES LTD. OF 81,525 ORDINARY SHARES ON APRIL 7, 2004 IN A PRIVATE TRANSACTION WITH AN EXISTING SHAREHOLDER OF THE ISSUER FOR A PURCHASE PRICE OF $761,962.10 FOR WHICH X SECURITIES LTD. USED ITS AVAILABLE WORKING CAPITAL IN MAKING SUCH PURCHASES; AND (III) THE ACQUISITION BY Y SECURITIES LTD. OF 163,049 ORDINARY SHARES ON APRIL 7, 2004 IN A PRIVATE TRANSACTION WITH AN EXISTING SHAREHOLDER OF THE ISSUER FOR A PURCHASE PRICE OF $138,591.65 FOR WHICH Y SECURITIES LTD. USED ITS AVAILABLE WORKING CAPITAL IN MAKING SUCH PURCHASES.


ITEM  4.     PURPOSE  OF  TRANSACTION.

      ROCKWOOD GROUP LLC, X SECURITIES LTD. AND Y SECURITIES LTD. EACH ACQUIRED THE ORDINARY SHARES DISCLOSED IN ITEM 3 ABOVE IN ORDER TO OBTAIN A SUBSTANTIAL EQUITY POSITION IN THE ISSUER. DEPENDING UPON MARKET CONDITIONS AND OTHER FACTORS THAT THE FOREGOING PERSONS MAY DEEM MATERIAL TO INVESTMENT DECISIONS, ONE OR MORE OF SUCH PERSONS MAY ACQUIRE ADDITIONAL SECURITIES OF THE ISSUER IN THE OPEN MARKET, IN PRIVATE TRANSACTIONS, BY TENDER OFFER OR BY ANY OTHER PERMISSIBLE MEANS.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

      (a) AS OF THE CLOSE OF BUSINESS ON APRIL 16, 2004, ROCKWOOD GROUP LLC BENEFICIALLY OWNED DIRECTLY 896,426 SHARES OF ORDINARY SHARES. THE 896,426 ORDINARY SHARES BENEFICIALLY OWNED DIRECTLY BY ROCKWOOD GROUP LLC CONSTITUTE APPROXIMATELY 13.24% (CALCULATED PURSUANT TO RULE 13D-3 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) OF THE 6,770,000 OUTSTANDING ORDINARY SHARES AS DISCLOSED IN THE ISSUER'S ANNUAL REPORT ON FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2003 (THE "ISSUER'S FORM 10-KSB"). AS OF THE CLOSE OF BUSINESS ON APRIL 16, 2004, EACH OF X SECURITIES LTD. AND Y SECURITIES LTD. BENEFICIALLY OWNED INDIRECTLY THE 896,426 ORDINARY SHARES BENEFICIALLY OWNED DIRECTLY BY ROCKWOOD GROUP LLC.

      AS OF THE CLOSE OF BUSINESS ON APRIL 16, 2004, X SECURITIES LTD. BENEFICIALLY OWNED DIRECTLY 81,525 SHARES OF ORDINARY SHARES. THE 81,525 ORDINARY SHARES BENEFICIALLY OWNED DIRECTLY BY X SECURITIES LTD. CONSTITUTE APPROXIMATELY 1.20% (CALCULATED PURSUANT TO RULE 13D-3 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) OF THE 6,770,000 OUTSTANDING ORDINARY SHARES AS DISCLOSED IN THE ISSUER'S FORM 10-KSB. AS OF THE CLOSE OF BUSINESS ON APRIL 16, 2004, EACH OF ROCKWOOD GROUP LLC AND Y SECURITIES LTD. BENEFICIALLY OWNED INDIRECTLY THE 81,525 ORDINARY SHARES BENEFICIALLY OWNED DIRECTLY BY X SECURITIES LTD.

      AS  OF  THE  CLOSE  OF  BUSINESS  ON  APRIL  16,2004,  Y  SECURITIES  LTD.
BENEFICIALLY OWNED DIRECTLY 163,049 SHARES OF ORDINARY SHARES. THE 163,049 ORDINARY SHARES BENEFICIALLY OWNED DIRECTLY BY X SECURITIES LTD. CONSTITUTE APPROXIMATELY 2.41% (CALCULATED PURSUANT TO RULE 13D-3 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) OF THE 6,770,000 OUTSTANDING ORDINARY SHARES AS DISCLOSED IN THE ISSUER'S FORM 10-KSB. AS OF THE CLOSE OF BUSINESS ON APRIL 16, 2004, EACH OF ROCKWOOD GROUP LLC AND X SECURITIES LTD. BENEFICIALLY OWNED INDIRECTLY THE 163,049 ORDINARY SHARES BENEFICIALLY OWNED DIRECTLY BY Y SECURITIES LTD.

      (b) ROCKWOOD GROUP LLC HAS THE SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF, AND TO DIRECT THE VOTE OF, 896,426 ORDINARY SHARES. X SECURITIES LTD. HAS THE SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF, AND TO DIRECT THE VOTE OF, 81,525 ORDINARY SHARES. Y SECURITIES LTD. HAS THE SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF, AND TO DIRECT THE VOTE OF, 163,049 ORDINARY SHARES. AS A RESULT OF THE RELATIONSHIPS DESCRIBED IN THE IMMEDIATELY FOLLOWING PARAGRAPH, EACH OF ROCKWOOD GROUP LLC, X SECURITIES LTD. AND Y SECURITIES LTD. MAY BE DEEMED TO SHARE THE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF 1,141,000 ORDINARY SHARES.

      (c) ON APRIL 7, 2004, ROCKWOOD GROUP LLC ACQUIRED BY PRIVATE PURCHASE IN THREE SEPARATE TRANSACTIONS FROM THREE SEPARATE EXISTING SHAREHOLDERS OF THE ISSUER 591,429 ORDINARY SHARES, 223,473 ORDINARY SHARES AND 81,524 ORDINARY SHARES, RESPECTIVELY, IN EACH CASE AT A PER ORDINARY SHARE PURCHASE PRICE OF $0.85. ON APRIL 7, 2004, X SECURITIES LTD. ACQUIRED BY PRIVATE PURCHASE FROM AN EXISTING SHAREHOLDER OF THE ISSUER 81,525 ORDINARY SHARES AT A PER ORDINARY SHARE PURCHASE PRICE OF $0.85. ON APRIL 7, 2004, Y SECURITIES LTD. ACQUIRED BY PRIVATE PURCHASE FROM AN EXISTING SHAREHOLDER OF THE ISSUER 163,049 ORDINARY SHARES AT A PER ORDINARY SHARE PURCHASE PRICE OF $0.85.

          (d) NOT APPLICABLE.

          (e) NOT APPLICABLE.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      DAN PURJES IS THE MANAGING MEMBER OF ROCKWOOD GROUP LLC, THE MANAGING MEMBER OF X SECURITIES LTD. AND IS THE CHAIRMAN OF THE BOARD OF EACH OF ROCKWOOD GROUP LLC, X SECURITIES LTD. AND Y SECURITIES LTD.

ITEM  7.     MATERIALS  TO  BE  FILED  AS  EXHIBITS.

NONE.

                                    SIGNATURE


     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED:  APRIL 19, 2004        ROCKWOOD GROUP LLC

                              BY: /s/ DAN PURJES
                                  -----------------------------
                                  NAME:  DAN PURJES
                                  TITLE: MANAGING MEMBER

                              X SECURITIES LTD.

                              BY: /s/ DAN PURJES
                                  -----------------------------
                                  NAME:  DAN PURJES
                                  TITLE: MANAGING MEMBER

                              Y SECURITIES LTD.

                              BY: /s/ ADRIANE BAILEY-BURK
                                  -----------------------------
                                  NAME:  ADRIANE BAILEY-BURK
                                  TITLE: EXECUTIVE VICE PRESIDENT